Food Company, Inc.
One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael.carter@dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
September 4, 2009
Via U.S. Mail and E-mail jacobsS@sec.gov
Steven Jacobs
Associate Chief Accountant
United States Securities and Exchange Commission
100 F St. N.E.
Washington, D.C. 20549

Re:	Follow-up on SEC Response Letter Dated August 31, 2009
Dole Food Company, Inc. CIK No. 0000018169
Financial statements to be filed in Form S-l registration statement
Form S-l registration statement no. 333-161345 (Jay Williamson, examiner)
Dear Mr. Jacobs:
We acknowledge with appreciation the receipt of your letter dated August 31, 2009, wherein you indicate that you will not object to our proposed presentation of financial statements for Dole’s IPO, as outlined in our letter to Wayne Carnall, dated August 24, 2009. We thank you for your prompt attention to our request, and for your receptivity to our proposal. However, at about the same time we received your letter, we concluded that, in view of intercreditor timing issues, the three transactions discussed in our letter to Mr. Carnall cannot practicably be accomplished prior to effectiveness of the Form S-l. The same three transactions reviewed by the Staff will still occur, but just prior to the closing of our IPO, rather than just prior to effectiveness. The end result of the three transactions is exactly as described in our August 24, 2009 letter and reviewed by the Staff.
Accordingly, we will no longer apply the provisions of SAB 93 to the financial statements to be included in the amended Form S-l. DHM Holding Company, Inc. (“Holdings”) historical consolidated financial statements to be included in the amended Form S-l will reflect the historical results of that entity, including those of Westlake Wellbeing Properties, LLC (“Westlake”).
We have evaluated the form and content of the information to be included in Dole’s amended Form S-l in light of the change in timing of the three transactions and are now seeking the Staffs concurrence as to that form and content, as follows.

Steven Jacobs
September 4, 2009

I.	We propose that Dole will be the predecessor entity with respect to the merger of Holdings into Dole; and Dole will be the registrant for purposes of the requirements of Rule 3-01 and 3-02.
A.	We further propose to include Holdings historical consolidated financial statements under Rule 3-05 given Holdings is considered the acquiree of the merger by which Holdings will be merged into Dole. Our rationale includes the following:
(1)	Dole is the surviving corporation of the merger of Holdings into Dole that will occur at, or immediately prior to, the IPO Closing; from a legal perspective, there is continuity of the Dole legal entity from the merger transaction, and the Holdings entity will cease to exist after the merger.

(2)	From an accounting perspective, the merger of Holdings into Dole is viewed as a common control merger with historical basis transferring between the entities.
(a)	As discussed in our letter to Mr. Carnall, given the transfer of Westlake out from (post-merger) Dole, which will also now occur at, or immediately prior to, the IPO Closing, the results of the continuing entity after merger will be substantially the same as historical Dole, with the exception of Westlake and the associated Hotel Loan being reflected as a discontinued operation in historical periods beginning with the period in which it is transferred out from (post-merger) Dole.

(b)	Accordingly, we believe it most meaningful and least confusing to investors to include Dole as the registrant for purposes of Rule 3-01 and 3-02, and include Holdings financial statements under Rule 3-05 for purposes of the amended Form S-l.
B.	We believe our proposed approach is consistent with the concept of Dole being the predecessor entity to the merger in that:
(a)	The merger of Holdings into Dole is a common control merger.

(b)	Dole is the entity that was first controlled by the ultimate parent of the combining entities, David H. Murdock.

(c)	Dole has been in existence for over 150 years and David H. Murdock has had a controlling ownership interest in Dole since 1985, whereas Holdings was formed in 2003 and Westlake was formed in 2006.
II.	Based on the above analysis, we propose the form and content of each section of the amended Form S-1 to be as follows:
A.	Prospectus Summary:
(l)	We propose including information substantially similar to that included in our initial Form S-1 filed August 14, 2009 which included information with respect to Dole. In this section, we will refer the reader to the

Steven Jacobs
September 4, 2009

Holdings and Dole historical financial statements included in the amended Form S-l.

(2)	We also will provide prominent and transparent disclosure in this section that at, or immediately prior to, the IPO Closing, Holdings will be merged into Dole and Westlake will be transferred out.
B.	Risk Factors, Use of Proceeds, Business, Executive Compensation, Related Party Relationships, Capital Stock, and Other Sections Not Specifically Identified Herein:
(1)	We propose including information substantially similar to that included in our initial Form S-1 filed August 14, 2009 which included information with respect to Dole.

Updates and changes to such information will be provided based on changes in facts and circumstances and the three contemplated transactions in connection with the IPO; however, we propose to continue to provide information with respect to the Dole entity rather than that of Holdings.

(2)	Given that Dole is the surviving and continuing entity with respect to the merger and Dole is representative of the management and the operations of the merged entity on a continuing operations go-forward basis, we believe this approach to be most meaningful to the potential investor.
C.	Selected Consolidated Financial Data, Management’s Discussion and Analysis of Financial Condition and Results of Operations:
(1)	Dole information substantially similar to that included in the initial Form S-1 filed August 14, 2009 will be included in these sections. Such Dole information will be updated as needed in future amendments to the Form S-1 based on requirements to update interim financial statement information.

(2)	We believe this approach to be consistent with the concept that Holdings information is being included under Rule 3-05 and that (pre-merger) Dole information is substantially the same as that of (post-merger) Dole on a continuing operations basis.
D.	Unaudited Pro Forma Financial Information:
(1)	Given that both the merger of Holdings into Dole and the transfer out of Westlake will occur after effectiveness of the Form S-I, such transactions will not be included in the historical financial statements to be included in the amended Form S-1, and accordingly we propose to include Article 11 pro forma information in the amended Form S-1 for the latest interim period for the balance sheet and for the latest year and most recent interim period for the statements of operations.

(2)	Specifically, we propose including Dole audited consolidated financial statements as a starting point in the pro forma presentation and including pro forma adjustments in the historical financial statements as follows:

Steven Jacobs
September 4, 2009

(a)	With respect to the merger, no pro forma adjustments will be reflected since (pre-merger) Dole’s financial statements will be substantially the same as (post-merger) Dole’s on a continuing operations basis. Article 11 requires that pro forma information be prepared on a continuing operations basis. The pro forma financial statements will include disclosure of the fact that discontinued operations treatment for Westlake will exist in Dole’s financial statements after the merger.

(b)	For other transactions that are not in the historical financial statements but will occur at, or immediately prior to, the IPO Closing, including a contemplated refinancing of debt under Rule 144A and the pay down of existing Dole debt with IPO net proceeds, pro forma adjustments will be included following the provisions of Article 11.
(3)	The final column of the pro forma presentation will reflect the change in capital and debt structure of Dole from that included in the historical financial statements presented, with respect to the pay down and refinancing of Dole debt occurring in connection with the IPO. As a result, the pro forma financial statements will reflect what the historical combined financial statements on a continuing operations basis will look like after the merger of Holdings into Dole, the transfer-out of Westlake and the IPO occur.
E.	Capitalization Table:

We propose including the debt and equity of Dole in the “Actual” column of the capitalization table and reflecting the debt and equity of post-merger Dole that remain after the IPO closing occurs in the “As Adjusted” column of the capitalization table. Transparent disclosure in the capitalization table will be included discussing the merger of Dole and Holdings, the transfer of Westlake, and the debt of Holdings that will be settled or refinanced in connection with the transactions to occur in connection with the IPO closing.

F.	Historical Audited and Unaudited Interim Financial Statements:
(1)	We will continue to include Dole’s historical and unaudited interim financial statements in the F pages to the Form S-1

(2)	We are proposing additionally including Holdings[1] consolidated historical audited financial statements for the latest three fiscal years and unaudited interim periods under Rule 3-05 within the F pages.

[1]	For the purpose of preparing the respective historical financial statements of Westlake and Holdings, the long-lived assets of Westlake totaling $328 million have been evaluated historically under a held in use model as required under FAS 144 with no impairment required. We currently expect that the fair value of the long-lived assets of Westlake are below book value and are evaluating whether an impairment of such assets could be required under FAS 144.

Steven Jacobs
September 4, 2009

We look forward to discussing our proposed financial statement presentation with you and members of the Staff at your earliest convenience.
Sincerely,

C. Michael Carter
Jay Williamson, Securities and Exchange Commission
Christine Davine, Deloitte & Touche, LLP
James Mills, Deloitte & Touche, LLP
Brian Lane, Gibson, Dunn & Crutcher, LLP
Joseph S. Tesoriero, VP and CFO, Dole Food Company, Inc.
Yoon Hugh, VP, Controller and CAO, Dole Food Company, Inc.